Exhibit 2

Manual for Participation

in the Vale S.A.

Extraordinary Shareholders’ Meeting

June 27, 2017

Index

I.	Notice of Meeting		05

II.	Procedures for Participation in the Shareholders’ Meetings		08

2.1.	Participation in Person		08

2.2.	Participation by Proxy		09

2.3.	Participation of Holders of American Depositary Shares (“ADSs”)		11

2.4.	Participation by Absentee Ballot		11

	2.4.1.	Through instructions for completion transmitted to the Company’s depository	12
	2.4.2.	Through instructions for completion transmitted to their respective custodians	13
	2.4.3.	Through sending the Ballot directly to the Company	14

III.	The Vote		17

3.1.	Voting Rights		17

IV.	Matters on the Agenda		18

	4.1.	Voluntary conversion of class “A” preferred shares issued by Vale into common shares at the ratio of 0.9342 common shares to each class “A” preferred share	19
	4.2.	Amendment of Vale’s By-Laws to adapt them, as much as possible, to the rules of the “Novo Mercado” special listing segment of the BM&FBOVESPA S.A. — Bolsa de Valores Mercadorias e Futuros stock exchange, as well as to implement certain adjustments and improvements;	19

	4.3.	Pursuant to articles 224, 225, 227 and 264 of Law 6,404/1976, the Instrument of Filing and Justification of Merger of Valepar S.A. (“Valepar”), Vale’s controller, into the Company, including rendering of Valepar’s assets to Vale as a result of the transaction;	20
	4.4.	Ratify the appointment of KPMG Auditores Independentes, a specialized company nominated by the boards of Vale and Valepar to appraise Valepar’s shareholders’ equity, for the purposes of its merger into the Company;	20
	4.5.	Appraisal Report of Valepar’s shareholders’ equity, prepared by the specialized company mentioned above;	20
	4.6.	Merger of Valepar into the Company, with an increase of 1,908,980,340 new common shares of Vale to replace the 1,716,435,045 common shares and 20,340,000 preferred shares issued by Vale currently held by Valepar, which will be cancelled as a result of such merger; and	20
	4.7.	As a result of item 4.6, the consequent amendment of the head paragraph of Art 5. of the Company’s By-Laws.	21

V.	Additional Information		22

VI.	Proxy Vote Template		23

EXHIBITS — Documents Attached to the Manual

Exhibit I — Absentee Ballot;

Exhibit II — Proposal for the Transaction;

Exhibit III - Filing and Justification of Merger of Valepar S.A. into Vale S.A., with its respective Exhibits (including the Appraisal Report of the Financial Economic Value of Valepar and Vale, and the Accounting Appraisal Report of Valepar’s Shareholders’ Equity);

Exhibit IV — Financial Statements of Vale S.A. and Valepar S.A. of 12/31/2016;

Exhibit V — Information required by art. 20-A of CVM Instruction 481/2009 and List of Administrative and Judicial Proceedings involving Valepar;

Exhibit VI — Vale S.A. By-Laws containing, highlighted, the proposed amendments;

Exhibit VII — Report on the proposed amendments, containing the origin and justification of the amendments and analysis of their legal and economic effects, pursuant to article 11 of CVM Instruction 481/2009;

Exhibit VIII — Minutes of the Meetings of Vale S.A.’s Executive Board and Board of Directors dated as of 5/11/2017;

Exhibit IX — Opinion of the Fiscal Council of Vale S.A. dated 5/11/2017;

Exhibit X — Information about the Appraiser pursuant to article 21 of CVM Instruction 481/2009, including a copy of the work proposals;

Exhibit XI — Information required by article 8 of CVM Instruction 481/2009.

I.                                       Notice of Meeting

The Shareholders of Vale S.A. (“Vale” or “Company”) are hereby called to the Special Shareholders’ Meeting which will be held on June 27, 2017, at 11 a.m., at the address Avenida das Américas no. 700, 2nd floor, Room 218 (auditorium), Città America, Barra da Tijuca, in the city of Rio de Janeiro, in order to vote on the following items on the Agenda, which are inseparable and interdependent steps of a single transaction to restructure the Company’s corporate governance, with the purpose of transforming Vale into a company without defined control, as described in the Material Fact disclosed on February 20, 2017, such that the effectiveness of each step is conditional on the full implementation of the rest:

(i)             Voluntary conversion of class “A” preferred shares issued by Vale into common shares at the ratio of 0.9342 common shares to each class “A” preferred share;

(ii)          Amendment of Vale’s By-Laws to adapt them, as much as possible, to the rules of the “Novo Mercado” special listing segment of the BM&FBOVESPA S.A. — Bolsa de Valores Mercadorias e Futuros stock exchange, as well as to implement certain adjustments and improvements, as listed below:

(a)         Update the spelling of the Portuguese words “Assembleia” (“meeting”) or “Assembleias” (“meetings”) appearing, as the case may be, in the following provisions of the By-Laws: Art. 5, §3; Art. 6, §3; title of Chapter III; Art. 8, head paragraph, §1 and §3; Art. 9, head paragraph and Sole paragraph; Art. 11, § 2, §4, §10, §11 and §12; Art. 14, II, XV, XVI and XXXI; Art. 32, XII and §1, Art. 33, II; Art. 35, §2, Art. 36, head paragraph; Art, 37, head paragraph; Art. 39, §3; and Art. 42, head paragraph;

(b)         Update the spelling of the Portuguese word “cinquenta” (“fifty”) in Art. 11, §13, and Art. 43, II;

(c)          Adjust the head paragraph of Art. 6 to set forth the new limit of authorized capital, in the amount of up to 7,000,000,000 (seven billion) common shares, and the Company’s issuance of only the common shares within the limit of authorized capital;

(d)         Adjust Art. 6, §2 and §3, in line with the proposition that the Company may only exclude the right of first refusal of the shareholders in the issuance of bonds convertible into common shares and only grant purchase options for its common shares;

(e)          Modify Art. 11, head paragraph, and §5, to set forth that the number of members of the Board of Directors will change from 11 (eleven) to 12 (twelve);

(f)           Include in Art. 11, a new §6, with the consequent re-numbering of the remaining paragraphs, to establish that at least 20% of the Board of Directors shall be independent members;

(g)          Clarify in Art. 11, §11, that the common shares that elect a member in separate vote do not participate in the multiple vote process;

(h)         Amend Art. 11, §12 and §13, to clarify the election process through the multiple vote regime;

(i)             Include a new item in Art. 14, to set forth the Board of Directors’ ability to express its views about any tender offer to purchase the Company’s shares (oferta pública de aquisição - “OPA”);

(j)            Modify Art. 34, IV, to abbreviate the Portuguese word “Artigo” (“Article”) to “Art.”;

(k)         Include Articles 47, 48 and 49 to regulate the holding of an OPA in the case of sale of the Company’s shareholding control;

(l)             Include Art. 50, to establish definitions of terms used in the By-Laws;

(m)     Include Art. 51 to set forth the hypotheses and regulate the holding of an OPA upon reaching equity interest equal to or greater than 25% (twenty-five percent) of the Company’s total common shares or the total capital of the Company;

(n)         Include Art. 52 to establish procedures and sanctions for breach of obligation to hold an OPA;

(o)         Include Art. 53 to address the minimum share price in the event an OPA is held to cancel registration as a publicly held company;

(p)         Include Art. 54 to set forth rules about preparing an appraisal report in the event an OPA is held;

(q)         Include Art. 55 to set forth the prohibition of registering the transfer of shares that do not comply with the provisions of the By-Laws;

(r)            Include Art. 56 to set forth the prohibition of filing a shareholders’ agreement that does not comply with the provisions of the By-Laws;

(s)           Include Art. 57 to set forth the ability of the Shareholders’ Meeting to decide on cases not addressed in the By-Laws; and

(t)            Include Art. 58 to contemplate the use of arbitration to resolve disputes or controversies.

(iii)       Pursuant to articles 224, 225, 227 and 264 of Law 6,404/1976, the Instrument of Filing and Justification of Merger of Valepar S.A. (“Valepar”), Vale’s controller, into the Company, including rendering of Valepar’s assets to Vale as a result of the transaction;

(iv)      Ratify the appointment of KPMG Auditores Independentes, a specialized company nominated by the boards of Vale and Valepar to appraise Valepar’s shareholders’ equity, for the purposes of its merger into the Company;

(v)         Appraisal Report of Valepar’s shareholders’ equity, prepared by the specialized company mentioned above;

(vi)      Merger of Valepar into the Company, with an issuance of 1,908,980,340 new common shares of Vale to replace 1,716,435,045 common shares and 20,340,000 preferred shares issued by Vale currently held by Valepar, which will be cancelled as a result of such merger; and

(vii)   As a result of item (vi) the consequent amendment of the head paragraph of Art 5. of the Company’s By-Laws.

II.                                  Procedures for Participation in the Meeting

The shareholders’ participation in the Special Shareholders’ Meeting (“Meeting”) is of utmost importance. For the Meeting to be held, the presence of at least ¼ (one quarter) of the Company’s capital stock with voting rights is necessary to vote on the issues set forth in items (i), (iii) and (vi) of the Meeting’s Agenda, and 2/3 (two thirds) of the Company’s capital stock with voting rights is necessary to address the proposals of the amendments to the by-laws, items (ii) and (vii) of the Meeting’s Agenda. If either of these quorums is not met, the Company will publish a new Notice of Meeting announcing the new date for the Meeting to be held at second call to address the pending subjects, which can be held with the presence of any number of shareholders.

Vale’s shareholders may attend the Shareholders’ Meeting in person, by a duly constituted proxy, or by sending an absentee ballot, pursuant to CVM Instruction 481/2009 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários — “CVM”), as amended (“CVM Instruction 481/2009”).

2.1.                                                    Participation in Person

The following documents are required for shareholders to participate in person in the Meeting:

Individual

•                  valid photo I.D. (original or certified copy) of the shareholder. The following documents may be submitted: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH).

•                  proof of ownership of shares issued by Vale issued by the depository financial institution or custodian up to four (4) business days before the date of the Meeting.

Legal Entity	• valid photo I.D. of the legal representative (original or certified copy). The following documents may be submitted: (i) Identity Card (RG) or Foreigner’s Identity Card (RNE); (ii) Passport; (iii) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (iv) Driver’s License (CNH).

•                  documents proving representation, including the proxy appointment and copy of the formation documents and of the minutes of the election of the directors, and, in the case of investment fund, copies of (i) the fund by-laws in force, (ii) the formation documents of its director or manager, as the case may be, and (iii) the election of such directors. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, and notarization and consularization shall not be necessary. It should be noted that documents in English and Spanish do not need to be translated.

•                  proof of ownership of shares issued by Vale issued by the depository financial institution or custodian up to four (4) business days before the date of the Meeting.

We remind you that the documents will be checked to ensure they are in order before the beginning of the Meeting. For this reason, the shareholders are requested to kindly arrive in advance of the aforementioned Meeting so that the documents can be duly checked in a timely manner for their participation.

2.2.                                                    Participation by Proxy

Shareholder participation in the Meeting can be through a duly constituted proxy, observing the terms of Art. 126, §1 of Law no. 6,404 of December 15, 1976, as amended (“Law 6,404/76”). The proxy must have been nominated less than one (1) year previously, and be a shareholder, administrator, a lawyer registered with the Brazilian Bar Association (Ordem de Advogados do Brasil — OAB), or be a financial institution, and the members of investment funds must be represented by their fund management company.

Pursuant to the provisions set forth in Circular-Letter/CVM/SEP/no. 01/2017, shareholders that are legal entities may be represented in the shareholders’ meeting by their legal representatives or by a duly constituted proxy in accordance with the provisions of their respective formation documents and the Brazilian Civil Code. In this specific case, it is not required that the proxy of the legal entity shareholder be qualified as a shareholder, a company manager or a lawyer. Accordingly, investment fund shareholders, pursuant to the decision of the CVM Board under CVM Administrative Proceeding no. RJ-2014-3578, may be represented in the shareholders’ meeting through legal representatives or through proxies duly constituted by their manager or director, in accordance with their by-laws. In any case, it should be noted that legal entity shareholders and investment fund shareholders who wish to be represented in the Meeting by proxy must submit, in addition to the proxy appointment and proxy’s I.D., all the documents mentioned in item 2.1 above.

Any proxy written in a foreign language must be accompanied by the corporate documents, in the case of a legal entity, and the proxy instrument, all duly translated into Portuguese by a sworn translator, and notarization and consularization shall not be necessary. It should be noted that documents in English and Spanish do not need to be translated.

In item VI of this Manual, there is a proxy template for the shareholders’ reference. Shareholders may also use proxies other than that suggested in this Manual, as long as they are in accordance with the provisions of Law 6,404/76 and the Brazilian Civil Code.

To expedite the process of conducting the Meeting, those shareholders represented through a power of attorney (proxy) may, at their sole and exclusive discretion, send the representation documents at least 72 (seventy-two) hours prior to aforementioned Meeting, to the following address:

Attn.: Investor Relations Officer

Avenida das Américas no. 700, bloco 8, 2 andar, sala 218

Barra da Tijuca — Rio de Janeiro — RJ

Despite the above-mentioned deadline, we point out that the shareholder who appears by the start of the Meeting with the required documents will be entitled to participate and vote, even if he or she has not submitted them to the Company in advance.

We remind you that the representation documents will be checked before the beginning of the Meeting to ensure they are in order. For this reason, shareholders are requested to kindly arrive in advance of the Meeting so that the documents necessary for their participation can be duly checked in timely manner for their participation.

2.3.                                                    Participation of Holders of American Depositary Shares (“ADSs”)

Holders of ADSs may attend the Meeting, in which they will be represented by Citibank N.A. (“Citibank”), as a depository financial institution, observing the terms and procedures set forth in the “Deposit Agreement” signed with Vale. Citibank will send the voting cards (proxies) to the ADS holders so that they may exercise their voting rights, and will be representing in the Meeting through its representative in Brazil, Banco Bradesco S.A.

2.4.                                                    Participation by Absentee Ballot

As set forth in articles 21-A and subsequent articles of CVM Instruction 481/2009, the Company’s shareholders may send, as of this date, their voting instructions with respect to the matters addressed at the Meeting by completing and sending the absentee ballot (“Ballot”), attached as Exhibit I to this Manual. The content of the Ballot should reflect Exhibit 21-F of CVM Instruction 481/2009, which unites all the proposals for vote included in the Meeting’s Agenda.

The Ballot must:

•                  be accessed, to be printed and completed in advance, under the banner “AGE 6/27/2017” on the first page of the Company’s website (www.vale.com), as well as on the website of the CVM; and

•                  be received at least seven (7) days prior to the Meeting date, i.e., by June 20, 2017 (inclusive). Any voting ballots received after this date will be disregarded.

The shareholder opting to exercise his or her vote through the Ballot must do so through one of the following options:

(i)                                     through instructions for completion transmitted to the Company’s depository;

(ii)                                  through instructions for completion transmitted to their respective custodians, in the case of shareholders holding shares deposited in a central depository; or

(iii)                               through sending the Ballot directly to the Company.

After the deadline for absentee voting, namely, as of June 20, 2017 (exclusive), the shareholders can no longer change the voting instructions sent, except at the Meeting, in person or through a duly constituted proxy, upon specific request to disregard the voting instructions sent by Ballot, before the respective matter is put up to vote.

2.4.1.                  Through instructions for completion transmitted to the Company’s depository

This option is exclusively for shareholders holding shares deposited with Banco Bradesco S.A. and that are not deposited in the central depository:

The shareholder holding shares that are not deposited in the central depository — namely, at the BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (São Paulo Stock Exchange) (“BM&FBOVESPA”) — and who opts to exercise his or her right to absentee voting through providers of depository services of the Company’s shares, Banco Bradesco S.A. (“Bradesco”), shall appear at any one of Bradesco’s 5,300 branches at least 7 days before the Meeting date, during the local banking hours, and submit the completed Ballot, initialed and signed, as well as the documents identified in the table below, so that the information in the Ballot may be transferred to Bradesco’s systems.

Documents to be submitted at the Bradesco branch, together with the Ballot	Individual	Legal Entity	Investment Fund
CPF and Photo ID of the shareholder or legal representative *	X	X	X
Formation Documents, consolidated and updated **	—	X	X
Document proving powers of representation **	—	X	X
Consolidated and updated fund by-laws	—	—	X

* Types of I.D. accepted: RG, RNE, CNH, Passport and officially recognized professional association card.

** For investment funds, manager and/or administrator documents, observing the voting policy.

Under article 21-B of CVM Instruction 481/2009, the shareholder must transmit the instructions for completing the Ballot to the depository agent at least seven (7) days before the Meeting is conducted, i.e., by June 20, 2017 (inclusive).

Shareholders with questions may contact Bradesco as follows:

Tel: 0800 701 1616

e-mail: 4010.acecustodia@bradesco.com.br

Bradesco informs that the information above was inserted solely so the shareholder can have a channel to ask any questions related to sending the ballot to the depository agent. However, Bradesco shall not accept the receipt of Ballots through electronic mail, and only ballots submitted through any Bradesco branch shall be considered, in the terms and conditions set forth in this Manual.

2.4.2.                  Through instructions for completion transmitted to their respective custodians

This option is exclusively for shareholders holding shares under custody of the central depository — i.e., at the BM&FBOVESPA. In this case, the absentee vote shall be exercised by shareholders in accordance with the procedures adopted by their respective custodians.

The shareholder holding the shares deposited in the Central Depository of the BM&FBOVESPA and who opts to exercise his or her right to absentee vote through service providers must transmit their voting instructions to their respective custodians, observing the rules established by them, which, in turn, shall forward such voting intentions to the Central Depository of the BM&FBOVESPA.

To do so, the shareholders should get in touch with their respective custodians and check the procedures established by them to issue the voting instructions through the Ballot, as well as the documents and information they require to exercise such right.

Under article 21-B of CVM Instruction 481/2009, the shareholder must transmit the instructions for completing the Ballot to their custodians at least seven days before the Meeting is conducted, i.e., by June 20, 2017 (inclusive), unless a different deadline, which must be before such date, is established by their custodians.

Please note that, as established by art. 21-S of CVM Instruction 481/2009, the Central Depository of the BM&FBOVESPA, upon receiving voting instructions of shareholders through their respective custodians, will disregard any instructions differing from that same vote that may have been issued by the same CPF (Individual Taxpayer I.D.) or CNPJ (Corporate Taxpayer I.D.) number.

2.4.3.                  Through sending the Ballot directly to the Company

The shareholders may also, as an alternative to the procedures described in items 2.4.1 and 2.4.2 above, send their Ballots directly to the Company.

To do so, the shareholders must print the Ballot (attached as Exhibit I to this Manual), complete it, initial all the pages and sign it, noting that the Company does not require certified signatures on Ballots issued in Brazil or notarization of those issued outside of Brazil.

Then, the shareholders must send the Ballot, duly completed, initialed and signed, and with the signatory’s signature certified or notarized, as applicable, to the following mailing address: Avenida das Américas no. 700, bloco 8, 2 andar, loja 218, Barra da Tijuca, in the city of Rio de Janeiro — RJ, to the attention of the Investor Relations Office, together with a copy of the documents listed below:

Individuals

•                  valid photo I.D. of the shareholder. The following documents may be submitted: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH).

Legal entities

•                  documents proving representation, including copy of the formation documents and of the minutes of the election of the directors, and, in the case of investment fund, copy (i) of fund by-laws in force, (ii) of the formation documents of its director or manager, as the case may be, and (iii) of the election of such directors. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, and notarization and consularization shall not be necessary. It should be noted that documents in English and Spanish do not need to be translated.

•                  valid photo I.D. of the legal representative. The following documents may be submitted: (i) Identity Card (RG) or Foreigner’s Identity Card (RNE); (ii) Passport; (iii) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (iv) Driver’s License (CNH).

The shareholder may also, if he or she prefers, send the documents to the Company in advance, by sending digitalized copies of the Ballot and the documents referred to above to the email address vale.ri@vale.com. Either way, it is indispensable that the Company receives the original (physical) copy of the Ballot and copies of the other documents sent before via email by the shareholder, within seven (7) days before the Shareholders’ Meeting, i.e., by June 20, 2017 (inclusive), to the address mentioned above in this item 2.4.3.

Within three (3) days after receipt of such documents, the Company shall contact the shareholder, via the email address listed in item 2.1 of the Ballot, to confirm its receipt and acceptance.

If the Ballot is not properly completed or accompanied by the documents of proof described above, it will be disregarded and such fact shall be informed to the shareholder via digital communication sent to the email address listed in item 2.1 of the Ballot, which will indicate the need to resend the Ballot or the accompanying documents (provided there is sufficient time), describing the procedures and deadlines needed to correct the absentee vote.

During the voting period, the shareholder may send new voting instructions to the Company, if he or she understands it is necessary, and the voting map of the Company shall consider the last voting instruction submitted.

If there are differences between the Ballot received directly by the Company and the voting instruction contained in the voting map provided by the depository for the same CPF of CNPJ number, the voting instruction of the depository shall prevail, pursuant to the provisions of article 21-W, §2 of CVM Instruction 481/2009.

Vale stresses that:

•                  Ballots sent by shareholders who are not eligible to vote in the Meeting or in the respective vote shall not be considered for purposes of vote calculation;

•                  for the purposes of vote calculation, only the shares held by each shareholder on the date the Meeting is conducted will be considered, regardless of the date the respective Ballot is sent, and if the shareholder sells shares between the date the respective Ballot is sent and the date the Annual Shareholders’ Meeting is conducted, the votes related to the shares sold will be disregarded;

•                  voting instructions from a certain CPF or CNPJ shall be attributed to all the shares held by that CPF or CNPJ, according to the shareholding positions provided by the depository, on the date of the Meeting.

III.                             The Vote

3.1.                           Voting Rights

Pursuant to Article 5 of Vale’s By-Laws, each common share, each class “A” preferred share, and each special class preferred share allows for one vote in the resolutions of the Meeting. Class “A” and special preferred shares do not give the right to vote in resolutions regarding the election of members of the Board of Directors, except as provided in §2 and §3 of Article 11 of the By-Laws.

Thus, shareholders holding common shares and preferred shares issued by Vale may vote in all matters on the Meeting’s agenda.

Pursuant to Vale’s Material Fact disclosed to the market on February 20, 2017 and the Proposal in Exhibit II of this Manual, Litel Participações S.A. (“Litel”), Litela Participações S.A. (“Litela”), Bradespar S.A. (“Bradespar”), Mitsui & Co., Ltd. (“Mitsui”) and BNDES Participações S.A. — BNDESPAR (“BNDESPAR”) commit to ensure that Valepar, controller of the aforementioned companies, does not exercise its voting right in the resolutions regarding the voluntary conversion of class “A” preferred shares into Vale’s common shares and regarding the merger of Valepar, the subject of this Meeting.

IV.                              Matters on the Agenda

All documents regarding the agenda of the Vale Shareholders’ Meeting are available to the shareholders at the main offices of Vale, on its website (www.vale.com) and on the websites of the CVM (www.cvm.gov.br), the BM&FBovespa S.A. — São Paulo Stock Exchange (www.bmfbovespa.com.br), and the Securities and Exchange Commission (www.sec.gov).

On May 10, 2017, a new Shareholders’ Agreement went into effect, signed among Litel, Litela, Mitsui and BNDESPAR (“Valepar Agreement”).

Under the Valepar Agreement, on May 11, 2017, a proposal was submitted to Vale with the purpose of facilitating Vale’s listing on the “Novo Mercado” special segment of the BM&FBOVESPA and transforming it into a corporation without defined control (“Proposal”), which is Exhibit II to this Manual. The Proposal is binding to Valepar shareholders and it consist of a series of inseparable and interdependent steps, such that the effectiveness of each step is conditional on the full implementation of the rest, among them:

(i)             Voluntary conversion of class “A” preferred shares issued by Vale into common shares at the ratio of 0.9342 common shares to each class “A” preferred share;

(ii)          Amendment of Vale’s By-Laws, as seen in the draft attached to the Valepar Agreement, to adapt them, as much as possible, to the rules of the “Novo Mercado” to the extent that Vale can effectively be listed in this special segment;

(iii)       Incorporation of Valepar into Vale with a replacement ratio that contemplates an increase in the number of shares held by Valepar shareholders by 10% (ten percent) with respect to the current shareholding position of Valepar in Vale, and represents a dilution of approximately 3% (three percent) of the equity interest of the other Vale shareholders in its capital stock.

4.1          Voluntary conversion of class “A” preferred shares issued by Vale into common shares at the ratio of 0.9342 common shares to each class “A” preferred share.

Under this Proposal, the voluntary conversion of Vale’s class “A” preferred shares into common shares, will be performed at the ratio of 0.9342 common shares per Vale class “A” preferred share, which was set based on the closing price of Vale’s common and preferred shares calculated based on the average of the last 30 trading sessions of the BM&FBOVESPA prior to February 17, 2017 (inclusive), weighted by the volume of shares traded in such trading sessions.

It should be noted that, as a condition of the transaction, at least 54.09% of shareholders holding Vale’s class “A” preferred shares must join the voluntary conversion, to be expressed within 45 days after the corresponding meeting vote on the matter.

Holders of American Depositary Shares representing Vale class “A” preferred shares (preferred ADSs) may join the voluntary conversion, in which case they will receive American Depositary Shares representing Vale common shares (common ADSs), under the same conditions offered to the holders of class “A” preferred shares. The class “A” preferred shares and the preferred ADSs that do not join the voluntary conversion mentioned above shall continue outstanding.

To vote on this item, the Proposal and minutes of meetings of the Vale Executive Board and Board of Directors, dated May 11, 2017, are made available to the shareholders.

4.2          Amendment of Vale’s By-Laws to adapt them, as much as possible, to the rules of the “Novo Mercado” special listing segment of the BM&FBOVESPA S.A. — Bolsa de Valores Mercadorias e Futuros stock exchange, as well as to implement certain adjustments and improvements.

To vote on this matter, the following documents are made available to the shareholders: the Proposal, the report in the form of table, showing the origin and justification of the proposed amendments, including their possible legal and economic effects, as well as the draft By-Laws of Vale, highlighting the proposed text for each provision of the by-laws to be amended, as set forth in article 11 of CVM Instruction 481/2009.

4.3          Pursuant to Arts. 224, 225, 227 and 264 of Law 6,404/1976, the Instrument of Filing and Justification of Merger of Valepar S.A., Vale’s controller, into the Company, including rendering of Valepar’s assets to Vale as a result of the transaction.

To vote on this subject, the shareholders are provided with the Filing and Justification of Merger of Valepar into Vale, signed by the legal representatives of Vale and Valepar (“Filing”).

4.4          Ratify the appointment of KPMG Auditores Independentes, a specialized company nominated by the boards of Vale and Valepar to appraise Valepar’s shareholders’ equity, for the purposes of its merger into the Company.

To vote on this subject, the shareholders are provided with information about the appraiser, pursuant to article 21 of CVM Instruction 481/2009, including copies of the work proposal.

4.5          Appraisal Report of Valepar’s shareholders’ equity, prepared by the specialized company mentioned above.

To vote on this subject, the shareholders are provided with the Accounting Appraisal Report of Valepar’s Shareholders’ Equity, prepared by KPMG Auditores Independentes, which is an exhibit to the Filing.

4.6          Merger of Valepar into the Company, with an issuance of 1,908,980,340 new common shares of Vale to replace 1,716,435,045 common shares and 20,340,000 preferred shares issued by Vale currently held by Valepar, which will be cancelled as a result of such merger.

To vote on this subject, the shareholders are provided with the following documents, in addition to the documents referred to in items 4.3, 4.4 and 4.5 above:

(a)         Audited Financial Statements of Vale and Valepar dated 12/31/2016;

(b)         Document containing all the information required by Art. 8 of CVM Instruction 481/2009;

(c)          Document with all the information about the merger of Valepar into Vale required by Exhibit 20-A of CVM Instruction 481/2009;

(d)         Opinion of Vale’s Fiscal Council dated May 11, 2017;

(e)          Minutes of meetings of the Executive Board and the Board of Directors of Vale, dated May 11, 2017; and

(f)           Appraisal Reports of the Financial Economic Value of Valepar and Vale, prepared by the company PricewaterhouseCoopers Corporate Finance & Recovery Ltda, for effects of the provisions in article 264 of Law 6,404/1976, which is an exhibit to the Filing.

4.7          As a result of item 4.6, the consequent amendment of the head paragraph of Art. 5 of the Company’s By-Laws

To vote on this matter, the shareholders are provided with the report, in table format, detailing the origin and justification for the proposed change, as well as a draft of the By-Laws of Vale highlighting the drafting proposal of the provisions of the head paragraph of Art. 5 of the By-Laws, as set forth in article 11 of CVM Instruction No. 481/2009.

V.            ADDITIONAL INFORMATION

Any questions or clarifications on the matters listed in the Meeting Agenda can be resolved or obtained, as the case may be, through contact with the Investor Relations Office, including through email at vale.ri@vale.com.

VI.          PROXY VOTE TEMPLATE

[ACIONISTA], [Qualificação] (“Outorgante”), neste ato nomeia e constitui como seu procurador o(a) Sr(a) [NOME], [NACIONALIDADE], [ESTADO CIVIL], [PROFISSÃO], com carteira de identidade nº [       ] e inscrito no CPF/MF sob o nº [      ], residente e domiciliado [ENDEREÇO], na Cidade [       ], Estado [       ] (“Outorgado”), ao qual confere poderes para representar o(a) Outorgante na Assembleia Geral Extraordinária da Vale S.A., a ser realizada, em primeira convocação  no dia 27 de junho de 2017, às 11h, e, se necessário, em segunda convocação em data a ser informada oportunamente, para assinar o Livro de Registro de Presença de Acionistas da Vale S.A. e a ata dessa Assembleia Geral, e apreciar, discutir e votar os assuntos constantes da respectiva ordem do dia, em conformidade com as orientações estabelecidas abaixo:

[SHAREHOLDER], [Identification] (the “Grantor”), hereby appoints and designates [NAME], [CITIZENSHIP], [MARITAL  STATUS], [PROFESSION], with ID no. [    ] and CPF/MF no. [      ], resident and domiciled at [ADDRESS], in the City of [       ], State of [       ] (the “Grantee”), as true and lawful attorney-in-fact to represent the Grantor at Extraordinary Shareholders’ Meetings to be held on first call on June 27, 2017, at 11 a.m., and, if necessary, on second call on a date to be duly informed, with powers to sign the Attendance Book of Vale S.A. Shareholders and the corresponding minutes of such Shareholders’ Meeting, and evaluate, discuss and vote on matters included in the agenda, in accordance with the voting instructions below:

Ordem do dia:	Agenda:

1) Conversão voluntária de ações preferenciais classe “A” de emissão da Vale em ações ordinárias na relação de 0,9342 ação ordinária por cada ação preferencial classe “A”.	1) Voluntary conversion of class “A” preferred shares issued by Vale into common shares at the ratio of 0.9342 common shares to each class “A” preferred share.

( ) a favor ( ) contra ( ) abstenção	( ) in favor ( ) against ( ) abstain

2) Alteração do Estatuto Social da Vale para adequá-lo, tanto quanto possível, às regras do segmento especial de listagem da BM&FBOVESPA S.A. — Bolsa de Valores Mercadorias e Futuros denominado Novo Mercado, assim como para implementar determinados ajustes e melhorias.

2)  Amendment of Vale’s By-Laws to adapt them, as much as possible, to the rules of the “Novo Mercado” special listing segment of BM&FBOVESPA S.A. -  Bolsa de Valores Mercadorias e Futuros stock exchange, as well as to implement certain adjustments and improvements.

( ) a favor ( ) contra ( ) abstenção	( ) in favor ( ) against ( ) abstain

3) Nos termos dos artigos 224, 225, 227 e 264 da Lei nº 6.404/1976, o Instrumento de Protocolo e Justificação da Incorporação da Valepar S.A., controladora da Vale, pela Companhia, incluindo a versão do patrimônio da Valepar para a Vale em decorrência da operação.

3) Pursuant to articles 224, 225, 227 and 264 of Law 6,404/1976, the Instrument of Filing and Justification of Merger of Valepar S.A., Vale’s controller, into the Company, including  rendering of Valepar’s assets to Vale as a result of the transaction.

( ) a favor ( ) contra ( ) abstenção	( ) in favor ( ) against ( ) abstain

4) Ratificação da nomeação da KPMG Auditores Independentes, empresa especializada indicada pelas administrações da Vale e da Valepar para proceder à avaliação do patrimônio líquido da Valepar, para fins de sua incorporação à Companhia.

4) Ratify the appointment of KPMG Auditores Independentes, a specialized company nominated by the boards of Vale and Valepar to appraise Valepar’s shareholders’ equity, for the purposes of its merger into the Company.

( ) a favor ( ) contra ( ) abstenção	( ) in favor ( ) against ( ) abstain

5) Laudo de Avaliação do patrimônio líquido da Valepar, elaborado pela empresa especializada acima referida.	5) Appraisal Report of Valepar’s shareholders’ equity, prepared by the specialized company mentioned above.

( ) a favor ( ) contra ( ) abstenção	( ) in favor ( ) against ( ) abstain

6) Incorporação da Valepar pela Companhia, com a emissão de 1.908.980.340 novas ações ordinárias da Vale em substituição às 1.716.435.045 ações ordinárias e 20.340.000 ações preferenciais de emissão da Vale atualmente detidas pela Valepar, que serão extintas em decorrência da referida incorporação.

6) Merger of Valepar into the Company, with an issuance of 1,908,980,340 new common shares of Vale to replace 1,716,435,045 common shares and 20,340,000 preferred shares issued by Vale currently held by Valepar, which will be cancelled as a result of such merger.

( ) a favor ( ) contra ( ) abstenção	( ) in favor ( ) against ( ) abstain

7) Em decorrência do item 6, a consequente alteração do caput do Art. 5º do Estatuto Social da Companhia.	7) As a result of item 6, the consequent amendment of the head paragraph of Article 5 of the Company’s By-Laws.

( ) a favor ( ) contra ( ) abstenção	( ) in favor ( ) against ( ) abstain

Este instrumento é válido por [ ], a partir da data de sua assinatura.	This power of attorney shall remain in effect for [ ] as of the date it is signed.

[Local], [Data].	[Place], [Date].

[Acionista]	[Shareholder]

Exhibit I — Absentee Ballot

1.                                     Name or business name of the shareholder (without abbreviations)

2.                                     CNPJ or CPF of the shareholder

2.1.                           Email address for the Company to send the shareholder confirmation of receipt of the ballot

3.                                     Guidelines for completion

Shareholders opting to exercise their absentee voting rights, under articles 21-A and following of CVM Instruction 481/2009, as amended (“CVM Instruction 481/2009”), must complete this Absentee Ballot (“Ballot”), which shall only be considered valid and the votes cast herein shall only be counted in the quorum for the Extraordinary Shareholders’ Meeting (“Meeting”) of Vale S.A. (“Vale” or “Company”) if the following instructions are observed:

(i) the shareholder must note above his or her name (or business name), as well as its CPF or CNPJ, as applicable, as well as an email address for any contact (to be completed in the appropriate field at the end of this Ballot);

(ii) all the fields must be duly completed;

(iii) all the pages must be initialed; and

(iv) the last page must be signed by the shareholder or its legal representative(s), as applicable and under prevailing law.

The Company does not require certified signatures on Ballots issued in Brazil or notarization of those issued outside of Brazil.

Please note that June 20, 2017 is the last day for RECEIPT of the Ballot through one of the three forms to be listed in item 4 below, and not the last day for it to be sent. If it is received after June 20, 2017, the votes will not be counted.

Shareholders opting to exercise their right to vote through the Ballot must observe the other rules and formalities described in the Manual for Participation in the Extraordinary Shareholders’ Meeting and in item 12.2 of the Company’s Reference Form (Rules, policies and practices related to shareholders’ meetings), available on the CVM’s website (www.cvm.gov.br).

4.                                     Delivery guidelines, indicating the ability to send it directly to the Company or send instructions for completion to the depository or custodian

So that this Ballot is considered delivered, the Ballot and other required documents as mentioned below must be received at least seven days prior to the Meeting, i.e., by June 20, 2017 (inclusive). The shareholder opting to vote absentee must send the documents through one of the following alternatives:

1)             Send to Depository: the shareholder should transmit the instructions for completion of this Ballot to the depository of the Company’s issued shares (Banco Bradesco S.A.), only in the case of shares that are not deposited in the central depository, observing the procedures established and the documents required by the depository.

2)             Send to custodian: the shareholder should transmit the instructions for completion of this Ballot to the custodian of its shares, observing the procedures established and documents required by the respective custodian.

3)             Send directly to the Company: the shareholder may send this Ballot to the mailing address shown below, along with the documents required by the Company, as detailed in the Manual to the Meeting. The shareholder may also, if it prefers, send the documents to the Company in advance, by sending digitalized copies of the Ballot and the documents referred to above to the email address vale.ri@vale.com. Either way, it is indispensable that the Company receives the original (physical) copy of the Ballot and copies of the other documents sent before via email by the shareholder, by June 20, 2017.

For more clarifications, access the Manual for participation in the Meeting, available on the websites of the Company (www.vale.com), the Comissão de Valores Mobiliários (www.cvm.gov.br) and the BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) on the internet. If you have questions, contact the Investor Relations Office at the phone number +55 21 3485-3900 or by email at vale.ri@vale.com.

5.                                     Mailing address and e-mail for sending the absentee ballot, in case the shareholder wishes to send the document directly to the Company

Attn: Departamento de Relações com Investidores

Address: Avenida das Américas n. 700, bloco 8, 2 andar, loja 218, Barra da Tijuca, Rio de Janeiro — RJ, CEP 22640-100, to the care of the Investor Relations Office.

email: vale.ri@vale.com

6.                                     Recommendation of the institution hired by the Company to render services of securities depository, with name, physical address and e-mail address and telephone number for contact

Banco Bradesco S.A. (Bradesco)

Telephone number for contact: 0800 701 1616

e-mail: 4010.acecustodia@bradesco.com.br

As informed in the Manual of the Meeting, Bradesco informs that the information above was inserted solely so the shareholder can have a channel to ask any questions related to sending the ballot to the depository agent. However, Bradesco will not accept the receipt of Ballots through electronic mail, and only ballots submitted through any Bradesco branch shall be considered, in the terms and conditions set forth in the Manual of the Meeting.

Resolutions

Simple Resolution

7.                                     Voluntary conversion of class “A” preferred shares issued by Vale into common shares at the ratio of 0.9342 common shares to each class “A” preferred share

[   ] Approve         [   ] Reject         [   ] Abstain

Simple Resolution

8.                                      Amendment of Vale’s By-Laws to adapt them, as much as possible, to the rules of the “Novo Mercado” special listing segment of BM&FBOVESPA S.A. -  Bolsa de Valores Mercadorias e Futuros stock exchange, as well as to implement certain adjustments and improvements.

[   ] Approve         [   ] Reject         [   ] Abstain

Simple Resolution

9.                                      Pursuant to articles 224, 225, 227 and 264 of Law 6,404/1976, the Instrument of Filing and Justification of Merger of Valepar S.A., Vale’s controller, into the Company, including rendering of Valepar’s assets to Vale as a result of the transaction.

[   ] Approve         [   ] Reject         [   ] Abstain

Simple Resolution

10.                               Ratify the appointment of KPMG Auditores Independentes, a specialized company nominated by the boards of Vale and Valepar to appraise Valepar’s shareholders’ equity, for the purposes of its merger into the Company

[   ] Approve         [   ] Reject         [   ] Abstain

Simple Resolution

11.                               Appraisal Report of Valepar’s shareholders’ equity, prepared by the specialized company mentioned above.

[   ] Approve         [   ] Reject         [   ] Abstain

Simple Resolution

12.                               Merger of Valepar into the Company, with an issuance of 1,908,980,340 new common shares of Vale to replace 1,716,435,045 common shares and 20,340,000 preferred shares issued by Vale currently held by Valepar, which will be cancelled as a result of such merger

[   ] Approve         [   ] Reject         [   ] Abstain

Simple Resolution

13.                               As a result of item 12, the consequent amendment of the head paragraph of Art 5. of the Company’s By-Laws.

[   ] Approve         [   ] Reject         [   ] Abstain

[City], [date]

Name and signature of Shareholder

Exhibit II — Proposal for the Transaction

Exhibit III —Filing and Justification of Merger of Valepar S.A. into Vale S.A., with its respective Exhibits

Exhibit IV- Financial Statements of Vale S.A. and Valepar S.A. of 12/31/2016

Exhibit V — Information required by art. 20-A of CVM Instruction 481/2009 and List of Administrative and Judicial Proceedings involving Valepar

Exhibit VI — Vale S.A. By-Laws containing, highlighted, the proposed amendments

Exhibit VII — Report on the proposed amendments, containing the origin and justification of the amendments and analysis of their legal and economic effects, pursuant to article 11 of CVM Instruction 481/2009

Exhibit VIII — Minutes of the Meetings of Vale S.A.’s Executive Board and Board of Directors dated as of 5/11/2017

Exhibit IX — Opinion of the Fiscal Council of Vale S.A. dated 5/11/2017

Exhibit X — Information about the Appraiser pursuant to article 21 of CVM Instruction 481/2009, including a copy of the work proposal

Exhibit XI — Information required by article 8 of CVM Instruction 481/2009